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                                                           OMB APPROVAL
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------                                              OMB Number:   3235-0287
FORM 4                                              Expires:  February 1, 2001
------                                              Estimated average burden
                                                    hours per response .... 1.0
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                                 U.S. SECURITIES AND EXCHANGE COMMISSION
                                          WASHINGTON, DC 20549

                               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
/ / Check this box if no
    longer subject to         Filed pursuant to Section 16(a) of the Securities
    Section 16. Form 4            Exchange Act of 1934, Section 17(a) of the
    or Form 5 obligations         Public Utility Holding Company Act of 1935
    may continue. See              or Section 30(f) of the Investment Company
    Instruction 1(b).                           Act of 1940

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 1. Name and Address of Reporting Person       2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person to
    Reicher  Michael K.                           Halsey Drug Co., Inc.     Symbol: HDG                Issuer (Check all applicable)
---------------------------------------------------------------------------------------------    X  Director         10% Owner
  (Last)          (First)          (Middle)    3. IRS or Social Security  4. Statement for      ----              ---
 C/o Halsey Drug Co., Inc.                        Number of Reporting        Month/Year          X  Officer (give    Other (Specify
     695 N. Perryville Rd. Bldg. 2                Person (Voluntary)            1/00            ----        title ---       below)
---------------------------------------------                             -------------------               below)
                 (Street)                                                 5. If Amendment,
                                                                             Date of Original          Chief Executive Officer
 Rockford,        Illinois          61127                                    (Month/Year)              ------------------------
---------------------------------------------
 (City)           (State)           (Zip)
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                                               TABLE 1 -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security           2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
  (Instr. 3)                       action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                   Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                               (Instr. 8)                                End of Month        Direct         Benefi-
                                  (Month/                                                (Instr. 3 and 4)    (D) or         cial
                                   Day/   ---------------------------------------                            Indirect       Owner-
                                   Year)  Code    V      Amount   (A) or    Price                            (I)            ship
                                                                  (D)                                        (Instr. 4)     (Instr.
                                                                                                                            4)

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    Common Scock                   1/1/00   A*            3.089    A*       $1.3281                             D
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                                                                                                  8.737         D
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                                                                                                           (Print or Type Responses)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

SEC 1474 (3/91)
*See footnote 2 on Table II


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FORM 4 (CONTINUED)
 TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
         (e.g., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
                                                                               ---------------------------------------
                                                                               Date    Expira-               Amount or
                                                    -------------------------- Exer-   tion       Title      Number of
                                                    Code  V     (A)     (D)    cisable Date                  Shares

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5% Convertible Senior     $  1.404      3/10/98       A          (1)           3/10/98  3/15/03  Common Stock     213,675
Secured Debentures
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     Warrants             $  1.404      3/10/98       A          (1)           3/10/98  3/15/05  Common Stock      30,303
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     Warrants             $  2.279      3/10/98       A          (1)           3/10/98  3/15/05  Common Stock      30,303
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5% Convertible Senior     $  1.404      6/12/98       A4         (2)           6/12/98  3/15/03  Common Stock      51,363
Secured Debentures
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     Warrants             $  1.404      6/12/98       A4         (2)           6/12/98  3/15/05  Common Stock       7,284
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     Warrants             $  2.279      6/12/98       A4         (2)           6/12/98  3/15/05  Common Stock       7,284
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Non-qualified Stock       $  2.375      2/19/98       A4                         (3)    2/19/08  Common Stock   1,000,000
Options
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5% Convertible Senior     $ 1.1312       4/1/99       A          (2)            4/1/99  3/15/03  Common Stock       4,111
Secured Debentures
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Non-qualified Stock       $  1.125      4/12/99       A          (4)             3/8/00  3/8/09  Common Stock     100,000
Options
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5% Convertible Senior     $ 2.4250       7/1/99       A          (2)            7/1/99  3/15/03  Common Stock       1,939
Secured Debentures
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5% Convertible Senior     $  2.3063     10/1/99       A          (2)           10/1/99  3/15/03  Common Stock       1,789
Secured Debentures
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
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                             9. Number of           10. Ownership               11. Nature of
                                Derivative              Form of                     Indirect
                                Securities              Derivative                  Beneficial
                                Beneficially            Security:                   Ownership
                                Owned at End            Direct (D)                  (Instr. 4)
                                of Month                or Indirect (I)
                                (Instr. 4)              (Instr. 4)

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                             213,675                       D
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                              30,303                       D
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                              30,303                       D
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                              51,363                       D
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                               7,284                       D
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                               7,284                       D
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                           1,000,000                       D
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                               4,111                       D
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                             100,000                       D
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                               1,939                       D
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                               1,789                       D
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Explanation of Responses:

(1) Purchased in connection with a private offering on March 10, 1998 consisting of a Convertible Debenture convertible as any time and Stock Purchase
    Warrants (30,303 shares of which are presently exercisable at $1.404 per share and 30,303 shares of which are presently exercisable at $2.279 per share).

(2) Acquired pursuant to an option exercise in June 1998, consisting of: (i) a Convertible Debenture, convertible at any time, (ii) Warrants to purchase share of common stock (7,284 shares of which presently exercisable at $1.404 per share and 7,284 shares of which are presently exercisable at $2.279 per share); and (iii) certain interest payments payable quarterly which are paid in the form of share of common stock of the Issuer (See Table I).

(3) Options vest quarterly, with 62,500 options vesting every quarter effective
    May 1, 1998.

(4) Options vest 25% annually, with 25,000 options vesting every March 8, beginning March 8, 2000.

                                       By:  /s/ Michael K. Reicher                                     February 9, 2000
                                           --------------------------------------                      ----------------
                                           Michael K. Reicher                                                 Date
                                           Signature of Reporting Person


Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.                                               Page 2
  If space provided is insufficient, see Instruction 6 for procedure.

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